Shareholder meeting

On April 23, 2007, the Annual Meeting of the fund was held to elect three Trustees and approve a proposal to merge the Fund into Patriot Premium Dividend Fund II.

Proxies covering 9,381,693 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with votes tabulated as follows:

                                                       WITHHELD
                      FOR                             AUTHORITY
----------------------------------------------------------------
James R. Boyle        9,139,837 (common shares)         241,856
Steven R. Pruchansky  9,163,681 (common shares)         218,012

The preferred shareholders elected Patti McGill Peterson as a Trustee of the Fund until her successor is duly elected and qualified, with the votes tabulated as follows: 678 FOR, 0 AGAINST and 0 ABSTAINING.

On August 9, 2007, the proposal for the Fund to approve the reorganization of the Fund into Patriot Premium Dividend Fund II was adjourned until September 20, 2007 to allow more shareholder votes to cast. If approved, the reorganization of the Fund is scheduled to close on October 10, 2007, subject to the satisfaction of certain conditions.